FIRST POINT MINERALS CORP.

NOTICE OF AN ANNUAL GENERAL AND SPECIAL
MEETING OF THE SHAREHOLDERS

MAY 28, 2004

NOTICE IS HEREBY GIVEN that the 2004 Annual General and Special Meeting of the Shareholders of First Point Minerals Corp. (the "Company") will be held at the Garibaldi Room of the Blue Horizon Hotel, 1225 Robson Street, Vancouver, British Columbia, Canada, on Friday, May 28, 2004 at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the following financial statements of the Company and related information:

the Audited Annual Financial Statements of the Company for its fiscal year ended December 31, 2003 together with the report of the auditors thereon.

2.	To elect directors;

3.	To appoint De Visser Gray as auditors of the Company and to authorize the directors to fix the remuneration to be paid to auditors;

4.	To ratify and approve the Incentive Stock Option Plan that has been in effect since the Company commenced business;

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof;

DATED at Vancouver, British Columbia, Canada as at the 21st day of April, 2004.

BY ORDER OF THE BOARD

"Peter M. D. Bradshaw"
________________________________________

Peter M. D. Bradshaw
President

NOTE:
Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, Notes to Instrument of Proxy, a Supplemental Mailing List Return Card, the President's Report and Financials (including the Auditor's Report thereon) for the year ended December 31, 2003. If you are unable to be personally present at the Meeting, please read the Notes to Instrument of Proxy and date, sign and return the enclosed Instrument of Proxy in the envelope provided for that purpose. The enclosed Instrument of Proxy is solicited by management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.